Exhibit 1

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON RECEIVES ADDITIONAL ASSAYS FROM GRYPHON INCLUDING 22.2% U3O8 OVER 2.5 METRES PLUS POSITIVE PRELIMINARY PHOENIX METALLURGICAL TESTWORK

Toronto, ON – December 2, 2014… Denison Mines Corp. (TSX:DML) (NYSE MKT:DNN) (“Denison” or the “Company”) is pleased to report the receipt of the remaining assays from the summer drill program on the newly discovered Gryphon zone at the Wheeler River property in the Athabasca Basin of Saskatchewan. The Company has also received encouraging preliminary metallurgical testwork results from the Phoenix deposit, which is also located on the Wheeler River property.

Gryphon Assays

The uranium assay results from the Gryphon summer drilling are generally similar to the down hole gamma probe results released previously by Denison, although assays of higher grade material are generally higher than the corresponding gamma probe results. The highlight of the latest batch of assay results comes from drill hole WR-573D1, which intersected 22.2% U3O8 over 2.5 metres, the highest grade intersection to date at Gryphon. WR-573D1 is particularly significant as it is the furthest hole drilled to date in the down plunge direction. Extensions of mineralization in the down plunge direction will be a high priority target for 2015 drilling scheduled to begin in January.

Mineralization at Gryphon is hosted in basement gneisses, ranging from 100 to 250 metres below the sub-Athabasca unconformity. The zone currently measures 350 metres long (along the plunge) by 60 metres wide (across the plunge) and consists of multiple stacked lenses with variable thicknesses that plunge to the northeast and remain open in both plunge directions. As the drill holes are angled steeply to the northwest and the mineralization is interpreted to dip moderately to the southeast, the true thickness is expected to be approximately 75% of the intersection length.

Figure 1, attached, shows the location of Gryphon on a property map and shows the drill hole intersections on an inclined longitudinal section in the plane of the mineralization (020/55E). The table below lists the remaining results from the summer drill program. A complete list of the drill results for the Gryphon zone is available on Denison’s website at www.denisonmines.com. The cut-off grade for compositing is 1.0% U3O8 unless noted otherwise.

Gryphon Zone Intersections

	Down-Hole Probe				Chemical Assay
Hole Number	From (m)	To (m)	Length (m)	eU3O8 (%)[1]	From (m)	To (m)	Length (m)	U3O8 (%)
WR-571	755.8	762.3	6.5	2.3	757.5	760.0	2.5	8.8
					761.5	762.5	1.0	1.9
WR-572	649.4	652.3	2.9	1.5	651.1	652.1	1.0	2.5
and	675.8	677.2	1.4	4.2	675.5	676.5	1.0	9.5
and	714.7	715.7	1.0	1.3	714.5	715.5	1.0	1.8
					717.5	718.5	1.0	2.1
WR-573D1	767.2	769.5	2.3	15.8	768.0	770.5	2.5	22.2
and	778.3	779.3	1.0	1.8	779.0	780.0	1.0	1.5
WR-574	664.8	666.8	2.0	7.0	665.0	667.0	2.0	5.0
and	674.8	675.8	1.0	1.5	675.5	676.5	1.0	1.5
and	695.8	698.3	2.5	9.8	696.5	698.5	2.0	14.6
and	709.4	710.4	1.0	1.2
WR-575[2]	630.7	634.8	4.1	0.2	634.5	636.5	2.0	0.5
WR-576[2]	615.3	616.8	1.5	0.2	616.5	617.5	1.0	0.2
WR-577	Weakly Mineralized
WR-578[2]	772.3	776.9	4.6	0.4	773.5	778.0	4.5	0.5
WR-579	Weakly Mineralized
WR-580	625.6	627.6	2.0	1.8	626.5	628.5	2.0	2.7
WR-581	No Significant Mineralization

Notes:	1.	eU3O8 is radiometric equivalent uranium from a total gamma down-hole probe.
	2.	Compositing cut-off grade is 0.05% eU3O8.

Phoenix Metallurgical Testwork

A representative composite sample consisting of 17.5 kilograms of split drill core from the Phoenix deposit was subjected to QEMSCAN analysis, preliminary sulfuric acid leaching tests, leach residue settling tests, solvent extraction tests and a yellow cake production test. The grade of the sample was 19.7% U3O8, approximately the same as the average grade of the deposit. All of the test work was performed by the Saskatchewan Research Council in Saskatoon under the direction of Chuck Edwards, Director of Metallurgy at AMEC Americas Limited.

Denison is encouraged by the results, which generally confirm drill core and petrographic observations. Key points from the test work are summarized below:

•	Uraninite is the primary uranium mineral.

•	Deleterious element concentrations are very low.

•	Over 95% of the uraninite was exposed in all size fractions, indicating that a relatively coarse grind can be planned for leaching.

•	Leach tests suggest that over 99.5% of the uranium can be extracted in 8-12 hours at temperature of 50°C, atmospheric pressure and addition of an oxidant.

•	Acid consumption was low at 1.6-1.7kg/lb U3O8.

•	Solvent extraction is effective to selectively extract and purify uranium.

•	A high purity yellow cake product was produced that met all ASTM C967-13 specifications.

The Wheeler River property lies between the McArthur River Mine and Key Lake mill complex in the Athabasca Basin in northern Saskatchewan. Denison is the operator and holds a 60% interest in the project. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower P.Geo., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101. Disclosure of metallurgical testwork information was approved by Chuck Edwards P.Eng., Director of Metallurgy, AMEC Americas Limited, who is a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 14, 2014 filed under the Company’s profile on SEDAR at www.sedar.com.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including the high grade Phoenix deposit, located on its 60% owned Wheeler River project, Denison’s exploration project portfolio consists of numerous projects covering over 470,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of Uranium Participation Corporation, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
President and Chief Executive Officer

Sophia Shane	(604) 689 - 7842
Investor Relations

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licenses under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 14, 2014 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Gryphon Zone High Grade Uranium Discovery at Wheeler River DENISON MINES
Wheeler River Property Target Areas
Uranium mines and deposits
Uranium mill
50 km
ATHABASCA
BASIN
Midwest, Midwest A
53 million lbs. U3O8
Cigar Lake
210 million lbs. U3O8
McArthur River (P2N)
431 million lbs. U3O8
Wheeler River
Key Lake Mill
Gryphon Zone
Phoenix Deposit
McArthur River - Key Lake Road
Pelites Graphitic Pelite Quartzite Granite Sandstone Exploration Target Areas Drill Hole Collar Power Line Main Road Access Road
Camp 5 km
Gryphon Zone Upper Lens Inclined Longitudinal Section (Oriented 020/55E) Dec 2, 2014
SW Sub-Athabasca unconformity WR-565 NE ZK-06
Sandstone Basement Higher Grade Intersection WR Previously released results (% U3O8) WR New chemical assays for holes previously released (% U3O8)
WR-576
WR-579
WR-574 5.0% / 2.0 m and 1.5% / 1.0 m and 14.6% / 2.0 m and 3.6% / 2.0 m
WR-576 0.2% / 1.0 m
WR-580 2.7% / 2.0 m
WR-572 2.5% / 1.0 m
and 9.5% / 1.0 m
and 1.8% / 1.0 m
and 2.1% / 1.0 m
WR-575 0.5% / 2.0 m
ZK-04 WR-566 WR-556 15.3% / 4.0 m
WR-577
WR-560 21.2% / 4.5 m
(Lower Lens)
WR-569A 2.4% / 1.0 m
and 1.1% / 1.5 m
WR-560
and 3.8% / 3.0 m
and 13.2% / 3.5 m and 12.4% / 1.0 m
and 4.9% / 9.0 m
WR-568
Gryphon Zone Upper Lens
WR-570 0.3% / 10.5 m and 0.3% / 3.0 m
WR-567 1.7% / 1.0 m and 1.6% / 3.0 m
WR-571 8.8% / 2.5 m
and 1.9% / 1.0 m
WR-564 1.2% / 1.0 m and 1.4% / 1.0 m and 1.5% / 1.0 m and 6.6% / 2.0 m and 3.4% / 1.0 m and 1.2% / 1.0 m and 2.1% / 1.0 m
WR-573D1 22.2% / 2.5 m and 1.5% / 1.0 m
WR-578 0.5% / 4.5 m
Gryphon Zone
100 m
This figure to accompany news release dated Dec 2, 2014.